News Release #10

Resin Systems Achieves Manufacturing Milestone

Edmonton, Alberta, May 04, 2004: Resin Systems Inc. (RSI) (RS–TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies (RS) today announced that it has successfully completed the commissioning of its next generation utility pole production equipment at its Edmonton plant.  In parallel, RS has also finalized the engineering of its full line of patent pending innovative sectional RStandard® utility pole distribution structures.  The plant has commenced production of this line of 15 meter (45 feet) distribution poles and is scheduled to complete independent testing for these structures for the U.S. marketplace within the next thirty days.

Production will increase over the next few months to maximum levels and deliveries to customers will commence in June. These activities will be followed by the design and engineering finalization of our patent pending innovative sectional RStandard® utility pole transmission structures of heights of 18 meters (55 feet) to in excess of 30 meters (95 feet).  President Greg Pendura states “This significant milestone signals the early stage of delivering on our utility sales objectives”.

RSI is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version brand name. RSI's common shares are listed on the TSX Venture Exchange under the trading symbol 'RS' and on the OTCBB under the trading symbol ‘RSSYF’.

For further information contact:

Greg Pendura

         Grant Howard

President & CEO

      The Howard Group Inc.

Resin Systems Inc.

    Ph: (888) 221-0915

Ph: (780) 482-1953

            Email: grant@howardgroupinc.com

email: greg@resinsystemsinc.com

www.howardgroupinc.com

www.resinsystemsinc.com

John Robinson or Robert Kennedy

 Current Capital Corp.

Ph: (416) 860-0211 or 1-877-859-5200

 Email: john@currentcapital.com

 Email:Robert@currentcapitalcom

www.currentcapital.com

This news release contains "forward-looking statements" within the meaning of the United States federal securities laws. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Resin Systems Inc. undertakes no obligation to publicly update or revise any forward-looking statement contained in this news release except as required by law.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.